
13000416

No Act
PE 1/18/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 23 2013
Washington, DC 20549

February 22, 2013

Edward S. Knight
The NASDAQ OMX Group, Inc.
edward.knight@nasdaqomx.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/22/13

Re: The NASDAQ OMX Group, Inc.
Incoming letter dated January 18, 2013

Dear Mr. Knight:

This is in response to your letters dated January 18, 2013 and February 22, 2013 concerning the shareholder proposal submitted to NASDAQ by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The NASDAQ OMX Group, Inc.
Incoming letter dated January 18, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in NASDAQ's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that NASDAQ may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by NASDAQ seeking approval to amend NASDAQ's certificate of incorporation. You also represent that the proposal would directly conflict with NASDAQ's proposal. You indicate that inclusion of the proposal and NASDAQ's proposal in NASDAQ's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if NASDAQ omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NASDAQ relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
& CHIEF REGULATORY OFFICER
805 KING FARM BLVD
ROCKVILLE, MD 20850
P: +1 301 978 8480
F: +1 301 978 8471
E: edward.knight@nasdaqomx.com

Rule 14a-8

February 22, 2013

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The NASDAQ OMX Group, Inc. Supplemental Letter Regarding Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

In a letter dated January 18, 2013 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that The NASDAQ OMX Group, Inc. (the "Company") could properly omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Mr. Kenneth Steiner (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) and 14a-8(i)(10) if the Company decided to submit for a stockholder vote at its 2013 Annual Meeting of Stockholders a proposal it was considering because such proposal would (i) directly conflict with the Proposal and (ii) be substantially implemented. We are writing supplementally in order to notify the Staff that, on February 20, 2013, the Board determined to submit a proposal (the "Company Proposal") at the Company's 2013 Annual Meeting of Stockholders asking the Company's stockholders to approve amendments to the Company's Restated Certificate of Incorporation (the "Charter") to replace the provisions calling for a greater than simple majority vote with a majority of shares outstanding standard (the "Charter Amendments"). If these Charter Amendments subsequently are approved by the Company's stockholders, and the Charter Amendments then are filed with and become effective with the Commission and the State of Delaware, the Charter will be amended to replace the supermajority voting standards of each of the supermajority voting provisions included in the Charter with a voting standard based on a majority of outstanding shares. The Board has also adopted resolutions to approve a conforming amendment to the By-Laws of the Company (the "By-Laws") to eliminate the supermajority voting provisions and replace them with a voting standard based on a majority of outstanding shares (the "By-Law Amendments"). Accordingly, if the Company's stockholders approve the Charter Amendments at the 2013 Annual Meeting of Stockholders, and the conforming changes contemplated by the By-Law Amendments then are filed with and become effective with the Commission, the conforming changes contemplated by the By-Law Amendments also will become effective.

The Company's Charter currently includes three supermajority voting provisions: (1) Article Fifth, Paragraph D of the Charter requires a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote to remove directors; (2) Article Eighth, Paragraph A requires a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote to amend, adopt or repeal any By-Law; and (3) Article Ninth, Paragraph A provides that a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote is required to amend certain of the Charter provisions (the "Charter Supermajority Provisions"). The By-Laws contain two (2) supermajority voting provisions: (1) Section 4.6 requires a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote to remove directors; and (2) Section 11.1 provides that the By-Laws may be amended or repealed, or new By-Laws may be adopted, by a vote of 66 2/3% of the voting power of the then outstanding stock entitled to vote (the "By-Laws Supermajority Provisions" and, together with the Charter Supermajority Provisions, the "Supermajority Provisions").

The Company Proposal and the Proposal directly conflict because they include different voting standards for the same provisions in the Company's Charter and By-Laws. Specifically, the Company Proposal seeks to replace the Supermajority Provisions with a majority of shares outstanding standard, whereas the Proposal seeks to replace the Supermajority Provisions with a majority of votes cast standard. In addition, the Company has taken action to eliminate all supermajority voting requirements, and has thereby achieved the essential objective of the Proposal. Therefore, for the reasons set forth in the No-Action Request, the Proposal is properly excludable under Rule 14a-8(i)(9) and 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned; Erika Moore, Associate General Counsel, at erika.moore@nasdaqomx.com or (301) 978-8490; or Yolanda Goettsch, Vice President and Associate General Counsel, at yolanda.goettsch@nasdaqomx.com or (301) 978-8486.

Sincerely,

Edward S. Knight

From: Erika Moore <erika.moore@nasdaqomx.com>
Sent: Friday, January 18, 2013 2:26 PM
To: shareholderproposals
Cc: Yolanda Goettsch
Subject: No-Action Request - The NASDAQ OMX Group, Inc.
Attachments: NASDAQ OMX Group, Inc. No-Action Letter Re 14a-8.pdf

Attached please find a no-action request from The NASDAQ OMX Group, Inc. with respect to a stockholder proposal submitted by Mr. Kenneth Steiner.

If you have any questions, please feel free to contact me at 301-978-8490 or erika.moore@nasdaqomx.com, or my colleague Yolanda Goettsch at 301-978-8486 or yolanda.goettsch@nasdaqomx.com.

Best regards,
Erika

Erika Moore
NASDAQ OMX
Associate General Counsel
Office of General Counsel

805 King Farm Boulevard
Rockville, MD 20850
Phone: +1 301 978 8490
Fax: +1 301 978 8472
erika.moore@nasdaqomx.com
www.nasdaqomx.com



EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
& CHIEF REGULATORY OFFICER
805 KING FARM BLVD
ROCKVILLE, MD 20850
P: +1 301 978 8480
F: +1 301 978 8471
E: edward.knight@nasdaqomx.com

Rule 14a-8

January 18, 2013

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), that The NASDAQ OMX Group, Inc., a Delaware corporation (the "Company"), intends to omit from its proxy statement (the "2013 Proxy Statement") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent") under cover of a letter received by the Company on December 11, 2012 and revised on December 13, 2012. Pursuant to the transmittal letter, the Company is advised that the Proponent is being represented by Mr. John Chevedden.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Statement on the grounds that (i) the Proposal directly conflicts with the Company's proposals, in reliance on the provisions of Rule 14a-8(i)(9) and (ii) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule 14a-8(i)(10).

The Company expects to file its definitive 2013 Proxy Statement with the Commission on or about April 11, 2013, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in SLB 14D, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j).

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to Mr. Chevedden, as representative for the Proponent. Pursuant to Rule 14a-8(k) and Section E of SLB 14D, each of the Proponent and his representative are requested to copy the undersigned on any correspondence that he may choose to submit to the Staff.

THE PROPOSAL

The Proponent submitted the Proposal in a letter received by the Company on December 11, 2012, which was revised on December 13, 2012. On December 27, 2012, Mr. Chevedden submitted to the Company proof of the Proponent's eligibility to submit a proposal.

The Proposal states:

"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

A copy of the Proposal and supporting statement, as well as any related correspondence from the Proponent, is attached to this letter as *Exhibit A*.

BACKGROUND

The Company's Restated Certificate of Incorporation (the "Charter") and the Company's By-Laws (the "By-Laws") set forth certain "supermajority" voting standards. Presently, the Company's Charter includes the following supermajority voting provisions:

Removal of Directors – Article Fifth, Paragraph D provides that, except for Preferred Stock Directors, any director, or the entire Board, may be removed from office at any time, but only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

Adoption, Amendment and Repeal of By-Laws – Article Eighth, Paragraph A provides that the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders to adopt, alter, amend or repeal any By-Law.

Amendment, Repeal and Adoption of Certain Charter Provisions – Article Ninth, Paragraph A provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph C of Article Fourth, Article Fifth, Article Seventh, Article Eight or Article Ninth of the Charter.

The Company's By-Laws include the following supermajority voting provisions:

Removal of Directors – Section 4.6 provides that any or all of the Directors may be removed from office at any time by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Adoption, Alteration, Amendment and Repeal of By-Laws – Section 11.1 provides that the By-Laws may be altered amended, or repealed, or new By-Laws may be adopted, at any meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding stock entitled to vote, voting together as a single class.

On July 30, 2012 and December 10, 2012, the Company's Nominating and Governance Committee (the "Committee") reviewed the voting results on certain proposals considered at the Company's 2012 annual meeting of stockholders and discussed potential courses of action to respond to those results. The Committee also reviewed and discussed the stockholder voting standards contemplated by the Charter and By-Laws. At an upcoming meeting and upon recommendation by the Committee, the Company's Board of Directors (the "Board") will consider approving, and recommending to the Company's stockholders for approval at the 2013 Annual Meeting, a proposal to eliminate the supermajority voting provisions in the Charter (the "Charter Amendments"). If these Charter Amendments subsequently are approved by the Company's stockholders, and the Charter Amendments then are filed with and become effective with the Commission,[1] the Charter will be amended to replace the supermajority voting standards of each of the supermajority voting provisions included in the Charter with a voting standard based on a majority of outstanding shares.

The Board will also consider adopting resolutions to approve a conforming amendment to the By-Laws that will eliminate the supermajority voting provisions and replace them with a voting standard based on a majority of outstanding shares, effective upon approval by the Company's stockholders of the Charter Amendments at the 2013 Annual Meeting (the "By-Law Amendments" and together with the Charter Amendments, the "Amendments"). Accordingly, if the Company's stockholders approve the Charter Amendments at the 2013 Annual Meeting, and the conforming changes contemplated by the By-Law Amendments then are filed with and

---

[1] As provided in Article Ninth, Paragraph B of the Charter and Section 12.6 of the By-Laws, proposed amendments to the Charter are to be reviewed by the Board of Directors of each self-regulatory subsidiary of the Company, and if any such proposed amendment must, under Section 19 of the Exchange Act and the rules promulgated thereunder, be filed with, or filed with and approved by, the Commission before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

become effective with the Commission,[2] the conforming changes contemplated by the By-Law Amendments will also become effective.

If the Amendments become effective, the Company's Charter and By-Laws will no longer contain any supermajority voting provisions with respect to stockholder votes. The above-referenced provisions of the Charter and By-Laws, marked to show the changes contemplated by the Amendments, are attached as *Exhibit B*.

Board approval of the Amendments is expected at a Board meeting to be held on or around February 20, 2013. At the same meeting and upon the recommendation of the Committee, the Company will also consider making other unrelated proposals to enhance stockholders' rights by amending the Charter and By-Laws, including the opportunity to call a special meeting of the stockholders under certain circumstances.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. Although the Board has not yet approved the Amendments, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) and 14a-8(i)(10), the two grounds for exclusion under this letter, where the company represents that its board is expected to consider a company proposal that will conflict with a stockholder proposal or substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., Del Monte Foods Co.* (May 6, 2010) (concurring with the exclusion of a stockholder proposal requesting a change of the company's supermajority voting standard to a majority of the votes cast standard in its charter and bylaws where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board); *Applied Materials, Inc.* (December 12, 2008) (granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal requesting the implementation of a majority of the votes cast standard to replace the company's supermajority voting standard in its charter and bylaws because the board of directors was expected to take action that would substantially implement the proposal, and the company subsequently notified the Staff of the board action).

GROUNDS FOR EXCLUSION

I. The Proposal May be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposals to be submitted to the Stockholders.

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted

[2] As provided in Article Eighth, Paragraph B of the Charter and Section 11.3 of the By-Laws, proposed amendments to the By-Laws are to be reviewed by the Board of Directors of each self-regulatory subsidiary of the Company, and if any such proposed amendment must, under Section 19 of the Exchange Act and the rules promulgated thereunder, be filed with, or filed with and approved by, the Commission before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018*, n.27 (May 21, 1998). Consistent with the Commission's position, the Staff has consistently concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and submitting both proposals could provide inconsistent, ambiguous or inconclusive results, the stockholder proposal may be omitted from the proxy statement under Rule 14a-8(i)(9). *See The Walt Disney Company* (November 16, 2009); *Allergan, Inc.* (February 22, 2010).

Recently, in response to a no-action letter from Alcoa, Inc. (January 6, 2012) ("Alcoa"), the Staff concurred in excluding a proposal that is substantially the same as the Proposal presented to the Company. The Alcoa stockholder's proposal requested that the board of directors take the steps necessary so that each charter and bylaw voting requirement calling for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal. In response, Alcoa presented an intent to submit to its stockholders proposals to amend each of the charter provisions implicated by the stockholder's proposal. However, Alcoa expressed its intent to reduce the voting requirements of the three impacted provisions to voting standards based on the number of shares outstanding and not to voting standards based on the number of votes cast for and against. Alcoa explained that the inclusion of the stockholder's proposal in the proxy statement would create the potential for inconsistent, ambiguous or inconclusive results. This is because if all of the proposals were approved, Alcoa would be unable to determine the voting standard that stockholders intended to support. In concurring with Alcoa's position, the Staff permitted exclusion of the stockholder's proposal under Rule 14a-8(i)(9) because the inclusion of the stockholder's proposal and Alcoa's proposals in Alcoa's proxy materials would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if the stockholder's proposal and Alcoa's proposals were approved. *See also, Caterpillar, Inc.* (March 30, 2010); *Del Monte Foods Co.* (June 3, 2010); *Best Buy Co., Inc.* (April 17, 2009); *H.J. Heinz Co.* (April 23, 2007).

Similarly, if the Proposal is included in the Company's 2013 Proxy Statement, the Proposal will conflict directly with the Company's proposals seeking adoption of the Charter Amendments. The Proposal requests that the Company's board of directors take the steps necessary so that each voting requirement in the Company's Charter and By-Laws that calls for "a greater than simple majority vote" be changed to "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." As discussed above, the Company will propose a different approach that nonetheless seeks to accomplish the essential objective of the Proposal. The Company's proposals call for, as applicable, a change from supermajority voting standards to a voting standard based on a majority of outstanding shares, whereas the Proposal calls for a voting standard based on the number of votes cast for and against. As a result, in the event of an affirmative vote on both the Proposal and any of the Company's proposals, the Company would be unable to determine the voting standard that its stockholders intended to support.

If the Proposal and each of the Company's proposals were subject to a stockholder vote at the 2013 Annual Meeting, the voting results from all of the proposals would be ambiguous, as the clear preference of the stockholders would not be readily apparent from the voting results. *See, e.g., Sigma-Aldrich Corporation* (January 31, 2011); *Allergan, Inc.* (February 22, 2010); *Dominion Resources, Inc.* (January 19, 2010) (in each case, the Staff concurred that a stockholder proposal similar to the Proposal was excludable under Rule 14a-8(i)(9) for the reason similar to the reason described above).

In addition, inclusion of the Proposal may also confuse stockholders by implying that the Board did not take positive action to implement the Proposal's objective, which is to eliminate supermajority voting provisions in the Charter and By-Laws. Omitting the Proposal from the 2013 Proxy Statement will eliminate potential confusion and will allow for a quicker process of removal of the supermajority voting provisions in the Charter and By-Laws.

We believe that the Proposal may be omitted from the 2013 Proxy Statement under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposals. Submitting the Proposal along with the Company's proposals to the Company's stockholders would present the stockholders with alternative and conflicting decisions. Moreover, a vote on the Proposal and the Company's proposals would create the potential for inconsistent and ambiguous results, given the differing voting thresholds contemplated by the proposals. For the reasons set forth above, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Statement on the basis of Rule 14a-8(i)(9).

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 34-12598* (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. *See Exchange Act Release No. 34-40018*, n.30 and accompanying text (May 21, 1998); *see also, Exchange Act Release No. 34-20091* (August 16, 1983). The standard for exclusion is substantial implementation.

The Staff has stated that a determination of whether a stockholder proposal has been substantially implemented depends upon whether the company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (April 19, 1999 and March 29, 1999). In each of these cases, the SEC concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Based on this standard, the Company has substantially implemented the Proposal because the Amendments fulfill the essential objective of the Proposal, which is to eliminate supermajority voting provisions in the Charter and By-Laws. The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Proposal, has taken all of the steps necessary to eliminate all stockholder supermajority voting requirements in the Charter. As noted previously, the Board will approve the submission of the Charter Amendments to a stockholder vote at the 2013 Annual Meeting. The Board will also approve the By-Law Amendments that will be effective upon approval by the stockholders of the Charter Amendments. These actions will eliminate all supermajority voting provisions from the Charter and the By-Laws. By submitting the Charter Amendments to the Company's stockholders at the 2013 Annual Meeting, and by approving the conforming change to the By-Laws that will be effective upon approval by the stockholders of the Charter Amendments, the Company is addressing the "essential objective" of the Proposal.

The Staff has on numerous occasions, including in connection with stockholder proposals similar to the Proposal, concurred with companies having taken similar action as the Company that such companies have substantially implemented the proposals under Rule 14a-8(i)(10). *See McKesson Corp.* (April 8, 2011); *Express Scripts, Inc.* (January 28, 2010); *Applied Materials, Inc.* (December 19, 2008).

Further, the Staff has consistently provided no-action relief under Rule 14a8-(i)(10) where similar proposals have called for the elimination of provisions requiring a supermajority vote in favor of a "majority of votes cast" standard, and where the company has taken action to amend the governing documents to set stockholder voting thresholds based upon a majority of the company's outstanding shares. For example, in *Express Scripts, Inc.* (January 28, 2010) ("*Express Scripts*"), the Staff concurred with the company that it could exclude a stockholder proposal relating to supermajority voting requirements from its proxy statement based on actions of the board of directors that substantially implemented the stockholder proposal. In *Express Scripts*, the company's by-laws required a vote of the holders of at least 66 2/3% of the voting power of all stock issued and outstanding and entitled to vote thereon in order to amend certain provisions of the by-laws. The company's charter included supermajority voting provisions with respect to amendments adversely affecting the rights of preferred stockholders. A stockholder submitted a proposal that was similar to the Proposal, requesting that the board of directors take the steps necessary so that each voting requirement in the company's charter and by-laws that calls for a greater than simple majority vote be changed to a majority of votes cast for and against the proposal to the extent permitted by law. After receipt of the proposal, the board of directors of Express Scripts determined that the supermajority voting thresholds of the applicable provisions should be changed to a majority of outstanding shares voting threshold. The company represented to the Staff that it had taken action to eliminate all supermajority voting requirements, and had thereby achieved the essential objective of the stockholder's proposal. The Staff concurred with the conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10), due to the fact that the company had substantially implemented the stockholder's proposal. *See also, McKesson Corp.* (April 8, 2011); Celgene Corp. (April 5, 2010), *Sempra Energy* (March 5, 2010); *MDU Resources Group, Inc.* (January 16, 2010); *Applied Materials, Inc.* (December 19, 2008).

As noted above, at a meeting of the Board expected to take place on or around February 20, 2013, the Board will approve the Charter Amendments and direct that the Charter Amendments be submitted to a stockholder vote at the 2013 Annual Meeting. The Board will also approve the conforming change contemplated by the By-Law Amendments that will become effective upon stockholder approval of the Charter Amendments. Accordingly, if the Company's stockholders approve the Charter Amendments at the 2013 Annual Meeting, and the Charter Amendments and the conforming changes to the By-Laws then are filed with and become effective with the Commission as discussed above, the Company's Charter and By-Laws would no longer contain any supermajority voting requirements.

Therefore, the Company believes that these actions achieve the "essential objective" of, and therefore "substantially implement," the Proposal, so that the Company may properly omit the Proposal from the 2013 Proxy Statement in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Statement on the basis of Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Statement. If you have any additional questions or would otherwise like to discuss, please feel free to contact the undersigned; Erika Moore, Associate General Counsel, by email at erika.moore@nasdaqomx.com or by phone at (301) 978-8490; or Yolanda Goettsch, Vice President and Associate General Counsel, by email at yolanda.goettsch@nasdaqomx.com or by phone at (301) 978-8486.

Sincerely,



Enclosures

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 11, 2012 3:20 PM
To: Joan Conley
Cc: Erika Moore; Yolanda Goettsch
Subject: Rule 14a-8 Proposal (NDAQ)``
Attachments: CCE00006.pdf

Dear Ms. Conley,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Greifeld
Chief Executive Officer
NASDAQ OMX Group, Inc. (NDAQ)
One Liberty Plaza
New York NY 10006
Phone: 212 401-8700
Fax: 212-401-1024

Dear Mr. Greifeld,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Joan C. Conley <Joan.Conley@nasdaqomx.com>
Corporate Secretary <investor.relations@nasdaqomx.com>

[NDAQ: Rule 14a-8 Proposal, December 11, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won our 68% support at our 2012 annual meeting. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned with our directors qualifications. With only one-year tenure Börje Ekholm already received by far our highest negative votes – 29%. This was 29-times the negative votes each received by 6 of our other directors. Mr. Ekholm was on our corporate governance committee which had not responded to our 68% support of this proposal topic at our 2012 annual meeting. Mr. Ekholm's committee also had not responded to our 51% support for the 2012 proposal for shareholders to have a right to call a special meeting. Mr. Ekholm may also be overboarded and over-extended due to his work on the boards of 4 large companies.

John Markese, with 16 years long-tenure, was the second of 3 members on this committee. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our corporate governance committee. Mr. Markese was also the only member of our audit committee. Steven Black and Thomas O'Neill owned no stock. Perhaps they think this shows that they have the best judgment of all our directors.

Please vote to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, December 13, 2012 5:51 PM
To:	Joan Conley
Cc:	Erika Moore; Yolanda Goettsch
Subject:	Rule 14a-8 Proposal (NDAQ)``
Attachments:	CCE00007.pdf

Dear Ms. Conley,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Greifeld
Chief Executive Officer
NASDAQ OMX Group, Inc. (NDAQ)
One Liberty Plaza
New York NY 10006
Phone: 212 401-8700
Fax: 212-401-1024

REVISED DEC. 13, 2012

Dear Mr. Greifeld,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Joan C. Conley <Joan.Conley@nasdaqomx.com>
Corporate Secretary <investor.relations@nasdaqomx.com>

[NDAQ: Rule 14a-8 Proposal, December 11, 2012, Revised December 13, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won our 68% support at our 2012 annual meeting. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority that seeks to improve to our corporate governance.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned with our directors' qualifications. With only one-year tenure Börje Ekholm already received by far our highest negative votes – 29%. This was 29-times the negative votes each received by 6 of our other directors. Mr. Ekholm was on our corporate governance committee which had not responded to our 68% support of this proposal topic at our 2012 annual meeting. Mr. Ekholm's committee also had not responded to our 51% support for the 2012 proposal for shareholders to have a right to call a special meeting. Mr. Ekholm may also be overboarded and over-extended due to his work on the boards of 4 large companies.

John Markese, with 16 years long-tenure, was the second of 3 members on our corporate governance committee. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our corporate governance committee. Mr. Markese was also the only member of our audit committee. Steven Black and Thomas O'Neill owned no stock. Shareholder confidence in our board's commitment to increasing shareholder value may be compromised when our directors do not share the risk of investors.

Please vote to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, December 27, 2012 1:10 PM
To:	Joan Conley
Cc:	Erika Moore
Subject:	Rule 14a-8 Proposal (NDAQ) tdt
Attachments:	CCE00006.pdf

Dear Ms. Conley,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know on Friday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 12-27-12	# of pages ▶
To Joan Conley	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-401-1024	Fax #	

December 27, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is confirmation that you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188 account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
WFR	MEMC Electronic Materials	5,300
LOV	Spark Networks Inc	8,000
ALL	Allstate Corporation	2,700
CVX	Chevron Corporation	400
NDAQ	NASDAQ OMX Group Inc	2,400
XOM	Exxon Mobil	2,510
MRK	Merck & Co In	2,700

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

Exhibit B
Form of Contemplated Changes[3]

Certificate of Incorporation

Removal of Directors – Article Fifth, Paragraph D.

Except for Preferred Stock Directors, any director, or the entire Board, may be removed from office at any time, but only by the affirmative vote of ~~at least 66 2/3% of the total voting power~~a majority of the outstanding shares of capital stock of Nasdaq entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

Adoption, Amendment and Repeal of By-Laws – Article Eighth, Paragraph A.

In furtherance of, and not in limitation of, the powers conferred by law, the Board is expressly authorized and empowered to adopt, amend or repeal the By-Laws of Nasdaq; provided, however, that the By-Laws adopted by the Board under the powers hereby conferred may be amended or repealed by the Board or by the stockholders having voting power with respect thereto, provided further that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law or this Restated Certificate of Incorporation, the affirmative vote of the holders of ~~at least 66 2/3% percent of the total voting power~~a majority of the outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders to adopt, alter, amend or repeal any By- Law.

Amendment, Repeal and Adoption of Certain Charter Provisions – Article Ninth, Paragraph A.

Nasdaq reserves the right to amend, alter, change, or repeal any provisions contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred herein are granted subject to this reservation; provided, however, that the affirmative vote of the holders of ~~at least 66 2/3% of the voting power~~a majority of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph C. of Article Fourth, Article Fifth, Article Seventh, Article Eighth or this Article Ninth~~; provided further, however, the affirmative vote of at least 66 2/3% of the voting power of the holders of the outstanding Notes shall also be required to (i) amend paragraph C. of Article Fourth in a manner that would adversely affect the~~

[3] The proposed amendments are subject to non-material language changes. Other changes to the Company's Charter and By-Laws which are not related to the supermajority provisions will also be proposed. These changes are expected to include (i) granting stockholders the power to call special meetings of the stockholders under certain circumstances, (ii) certain additional disclosure requirements surrounding stockholder proposals and stockholder director nominees and (iii) clarifications relating to director vacancies and By-Laws adopted by the stockholders.

~~rights of the holders of the Notes thereunder without similarly affecting the rights of the holders of the Common Stock thereunder or (ii) amend this clause.~~[4]

By-Laws

Removal of Directors – Section 4.6.

Any or all of the Directors may be removed from office at any time by the affirmative vote of ~~at least 66 2/3 percent of the total voting power~~a majority of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Adoption, Alteration, Amendment and Repeal of By-Laws – Section 11.1.

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, at any meeting of the stockholders by the affirmative vote of the holders of ~~at least 66 2/3 percent~~a majority of the ~~voting power of the then~~ outstanding stock entitled to vote, voting together as a single class, provided that, in the case of a special meeting, notice that an amendment is to be considered and acted upon shall be inserted in the notice or waiver of notice of said meeting.

[4] References to the Notes will be removed, as these have matured.